SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 1999

OR

[   ]     TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission file number 1-3863

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Harris Corporation Retirement Plan

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Harris Corporation 1025 W. NASA Blvd. Melbourne, Florida 32919

HARRIS CORPORATION
RETIREMENT PLAN

Financial Statements

June 30, 1999

HARRIS CORPORATION RETIREMENT PLAN

Table of Contents
June 30, 1999

Page

Independent Auditor’s Report	1

Financial Statements:

Statements of Net Assets Available for Benefits	3

Statement of Changes in Net Assets Available for Benefits With Fund Information	4-5

Notes to Financial Statements	6-11

INDEPENDENT AUDITOR’S REPORT

Investment Committee
Harris Corporation Retirement Plan
Melbourne, Florida

      We have audited the accompanying statements of net assets available for benefits of the Harris Corporation Retirement Plan (the “Plan”) as of June 30, 1999 and 1998, and the related statement of changes in net assets available for benefits with fund information for the year ended June 30, 1999. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at June 30, 1999 and 1998, and the changes in its net assets available for benefits for the year ended June 30, 1999, in conformity with generally accepted accounting principles.

Bray, Beck & Koetter Melbourne, Florida November 23, 1999

Financial Statements

HARRIS CORPORATION RETIREMENT PLAN

Statements of Net Assets Available for Benefits
June 30, 1999 and 1998

	1999	1998

ASSETS

Investments, at fair value (Note 4):

Plan interest in Harris Corporation Master Trust	$2,523,521,342	$2,238,332,501

Participant loans	32,387,655	34,819,599

Total investments	2,555,908,997	2,273,152,100

Receivables:

Contributions receivable:

Harris Corporation	22,332,310	29,795,876

Participants	3,500,786	3,922,511

Loan payments	1,439,907	1,613,953

Accrued interest and dividends	5,430,158	5,437,988

Securities sold	17,887,431	17,835,383

Total receivables	50,590,592	58,605,711

Cash and cash equivalents (Note 3)	55,450,282	76,897,460

Total assets	2,661,949,871	2,408,655,271

LIABILITIES

Accounts payable	7,648,413	5,859,595

Accrued expenses	2,464,626	1,952,000

Securities purchased	16,032,636	8,002,613

Outstanding options	1,003,807	3,678,574

Total liabilities	27,149,482	19,492,782

Net assets available for benefits	$2,634,800,389	$2,389,162,489

      See accompanying notes to financial statements.

HARRIS CORPORATION RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits With Fund Information
Year Ended June 30, 1999

			Money	Equity
	Balanced	Short-Term	Market	Income
	Fund	Bond Fund	Fund	Fund

Increases:

Plan interest in Harris Corporation

Master Trust investment income	$124,575,589	$4,894,737	$1,912,298	$41,963,500

Interest income	—	—	—	—

Contributions:

Participant rollover	551,249	140,142	95,043	262,969

Employer profit sharing	5,204,318	1,076,031	439,608	3,440,780

Employer matching	4,957,256	1,407,218	418,813	4,824,628

Employee	9,393,483	1,990,421	759,481	8,821,033

	144,681,895	9,508,549	3,625,243	59,312,910

Net transfers (to) from Harris Corporation

Union Retirement Plan	(3,478,964)	307,754	2,477,629	(15,636,847)

Net participants’ transfers between funds	(83,333,295)	3,547,754	22,084,208	(120,001,609)

Decreases:

Benefits paid directly to participants	53,315,937	7,103,812	11,497,286	22,180,638

Administrative expenses	3,148,706	283,346	102,468	1,585,328

	56,464,643	7,387,158	11,599,754	23,765,966

Net increase (decrease) in net assets available for benefits	1,404,993	5,976,899	16,587,326	(100,091,512)

Net assets available for benefits:

Beginning of year	938,618,296	90,354,545	25,798,954	434,318,728

End of year	$940,023,289	$96,331,444	$42,386,280	$334,227,216

See accompanying notes to financial statements.

	Equity	Stable		Harris
	Index	Value	Growth	Corporation
	Fund	Fund	Fund	Stock Fund

Increases:

Plan interest in Harris Corporation Master Trust investment income	$81,627,868	$19,922,091	$47,134,261	$(1,916,761)

Interest income	—	—	—	—

Contributions:

Participant rollover	789,678	240,818	547,561	—

Employer profit sharing	4,655,154	1,865,278	3,637,636	—

Employer matching	5,437,443	2,294,081	3,774,157	5,075,027

Employee	10,455,255	3,702,101	7,638,262	2,968,851

	102,965,398	28,024,369	62,731,877	6,127,117

Net transfers (to) from Harris Corporation

Union Retirement Plan	8,621,709	(1,722,634)	9,215,929	65,086

Net participants’ transfers between funds	16,991,058	115,786,580	44,438,285	(1,088,382)

Decreases:

Benefits paid directly to participants	23,472,461	29,446,986	13,928,749	1,669,712

Administrative expenses	1,188,013	493,529	874,460	1,271

	24,660,474	29,940,515	14,803,209	1,670,983

Net increase (decrease) in net assets available for benefits	103,917,691	112,147,800	101,582,882	3,432,838

Net assets available for benefits:

Beginning of year	376,368,823	261,718,937	187,115,349	32,602,895

End of year	$480,286,514	$373,866,737	$288,698,231	$36,035,733

[Additional columns below]

[Continued from above table, first column(s) repeated]

	International	Loan
	Fund	Fund	Total

Increases:

Plan interest in Harris Corporation Master Trust investment income	$(270,408)	$—	$319,843,175

Interest income	—	1,496,623	1,496,623

Contributions:

Participant rollover	52,085	—	2,679,545

Employer profit sharing	139,257	—	20,458,062

Employer matching	150,451	—	28,339,074

Employee	358,516	—	46,087,403

	429,901	1,496,623	418,903,882

Net transfers (to) from Harris Corporation

Union Retirement Plan	262,069	93,942	205,673

Net participants’ transfers between funds	2,746,646	(1,171,245)	—

Decreases:

Benefits paid directly to participants	320,904	2,851,264	165,787,749

Administrative expenses	6,785	—	7,683,906

	327,689	2,851,264	173,471,655

Net increase (decrease) in net assets available for benefits	3,110,927	(2,431,944)	245,637,900

Net assets available for benefits:

Beginning of year	7,446,363	34,819,599	2,389,162,489

End of year	$10,557,290	$32,387,655	$2,634,800,389

HARRIS CORPORATION RETIREMENT PLAN

Notes to Financial Statements
June 30, 1999 and 1998

1. Description of the Plan

The following description of the Harris Corporation Retirement Plan (“Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

      General

The Harris Corporation Retirement Plan is a defined contribution plan covering substantially all domestic employees of Harris Corporation who are not covered by a collective bargaining agreement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

      Contributions

The Harris Corporation Retirement Plan and the Harris Corporation Union Retirement Plan share a common Profit-Sharing Program and Deferred Income Savings Program. The Corporation’s annual contribution to the Profit-Sharing Program is equal to 11.5% of the Corporation’s adjusted and consolidated net income as defined under the plan documents, plus any discretionary amount determined by the Board of Directors of the Corporation. The Profit-Sharing contribution is allocated, in the subsequent Plan year, among participating employees’ individual account balances based on eligible compensation. The Deferred Income Savings Program was designed to take advantage of Internal Revenue Code Section 401(k). Under the Deferred Income Savings Program, participants may contribute up to 12% of their regular eligible compensation to the Plan in 1% increments. The contributions can be in pre-tax or after-tax dollars at the participant’s election. The employer contributes a matching amount equal to 100% of the participant’s contributions, to a maximum of 6.857% of eligible compensation. Participants are eligible to make elective contributions on a pre-tax or after-tax basis during the first year of service. Participants become eligible to receive allocations under the Profit- Sharing Program and matching contributions under the Deferred Income Savings Program after completing one year of credited service.

      Payments of Benefits

Distributions from the Plan can be made in the event of death, disability, termination of employment or financial hardship.

      Participant Loans

The loan program permits employees to borrow against their 401(k) plan contributions. Employees may borrow in increments of $100 from a minimum of $500 to a maximum of $50,000, within certain limitations established by the Plans. Payback periods range from one to 4 1/2 years at the option of the participant. Interest rates are established by the Corporation based on market rates. The outstanding loans have been established as a separate fund. Principal and interest paid on the loans are allocated to the funds consistent with the allocation of their 401(k) plan contributions.

HARRIS CORPORATION RETIREMENT PLAN
Notes to Financial Statements
June 30, 1999 and 1998

1.   Description of the Plan, continued

      Vesting

A participant’s right to profit-sharing funds and employer matched deferred income contributions becomes vested using a formula based upon service, with 30% vesting after three years of credited service, an additional 10% vesting for the fourth year, and an additional 20% vesting for each of the three following years of credited service. At the time of retirement, death, or termination of employment, a participant’s vested share of the Plan’s assets, net of any participant loans outstanding, becomes distributable in a lump-sum payment or through installments over a period of time as requested by the participant and approved by the Corporate Administrative Committee.

      Forfeitures

A participant who terminates employment for reasons other than retirement or other specified circumstances and is not 100% vested, will forfeit the non-vested portion of the Corporation’s contributions unless the participant returns to employment within five years. The forfeited contributions reduce the cash contributions from the Corporation. For the year ended June 30, 1999, employer contributions were reduced by $3,742,398 from forfeited nonvested accounts.

      Plan Termination

Although it has not expressed any intent to do so, Harris Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination participants will become 100 percent vested in their accounts.

      Investment Options

Upon enrollment into the Plan, a participant may direct employer, employee, and profit sharing contributions in any of nine investment options, except that profit sharing contributions may not be invested in the Harris Stock Fund. The investment options are fully described in the “Employer Summary Plan Description”. Elections to change funds can be made daily; however, amounts in the Stable Value Fund, which is comprised of unallocated insurance contracts, cannot be transferred directly to the Short-Term Bond Fund or the Money Market Fund.

2.   Summary of Significant Accounting Policies

      Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis.

      Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

HARRIS CORPORATION RETIREMENT PLAN
Notes to Financial Statements
June 30, 1999 and 1998

2.   Summary of Significant Accounting Policies, continued

      Investment Valuation and Income Recognition

The fair value of the Plan’s interest in the Harris Corporation Master Trust (the “Master Trust”) is based on the beginning of year value of the Plan’s interest in the trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. Quoted market prices are used when available, to value investments in the Master Trust. Investments for which a quoted market value is not available are stated at fair values reported by the trustee or investee company. Investments in unallocated insurance contracts are stated at contract value. Participant loans are stated at cost.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The net appreciation (depreciation) in fair value of investments represents the sum of the unrealized appreciation or depreciation in aggregate fair value of investments and the realized gain or loss on sale of investments.

      Administrative Expenses

Unless otherwise elected by Harris Corporation, all ordinary and extraordinary charges and expenses incurred by the Trustee in connection with the administration of the Plan are paid by the Trustee from the assets of the Master Trust.

      Payment of Benefits

Benefits are recorded when paid.

3.   Transactions with Parties-in-Interest

Under Department of Labor regulations for reporting and disclosure, an employee benefit plan is required to report investment transactions and compensation paid to a “party-in-interest”.

The term “party-in-interest” is broadly defined but would include Harris Corporation as the Plan Sponsor; Bankers Trust Company as Trustee; and any person or corporation that renders services to the Plan.

Investments of the Master Trust at June 30 include the following:

	1999		1998

	Shares	Fair Value	Shares	Fair Value

BT Pyramid Broad Market Fixed Income Fund	107,258,171	$231,708,754	97,182,986	$203,471,047

BT Pyramid Equity Index Fund	197,986	649,181,888	198,897	531,147,396

Bankers Trust Company common stock	—	—	27,800	3,226,551

Harris Corporation common stock	942,183	36,921,796	693,016	30,969,499

HARRIS CORPORATION RETIREMENT PLAN
Notes to Financial Statements
June 30, 1999 and 1998

3.   Transactions with Parties-in-Interest, continued

Cash and cash equivalents at June 30 includes (but is not limited to) the following:

	1999		1998

	Shares	Fair Value	Shares	Fair Value

BT Pyramid Directed Account Cash Fund	36,377,091	$36,377,091	38,642,181	$38,642,181

4.   Interest in Harris Corporation Master Trust

The Harris Corporation Master Trust was established for the investment of assets of the Plan and the Harris Corporation Union Retirement Plan. Each participating retirement plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by Bankers Trust Company (Trustee). At June 30, 1999 and 1998, the Plan’s interest in the net assets of the Master Trust was approximately 96.94% and 96.97%, respectively. Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon average daily balances invested by each plan.

      Investments of the Master Trust are as follows:

	1999	1998

Fair value as determined by quoted market prices:

U.S. government securities	$145,430,356	$136,991,415

Corporate debt securities	118,559,105	119,443,881

Foreign debt securities	3,426,807	8,105,656

Corporate equity securities	963,401,968	891,181,774

Morgan Stanley International Magnum Fund	76,388,635	73,003,976

Putnam New Opportunities Fund	56,766,848	82,309,171

	1,363,973,719	1,311,035,873

Fair value as determined by investee company:

BT Pyramid Broad Market Fixed Income Fund	231,708,754	203,471,047

BT Pyramid Equity Index Fund	649,181,888	531,147,396

	880,890,642	734,618,443

Contract value:

Unallocated insurance contracts	358,207,264	261,412,879

Totals Master Trust	$2,603,071,625	$2,307,067,195

Plan interest in Master Trust	$2,523,521,342	$2,238,332,501

HARRIS CORPORATION RETIREMENT PLAN
Notes to Financial Statements
June 30, 1999 and 1998

4.   Interest in Harris Corporation Master Trust, continued

Investment income of the Master Trust for the year ended June 30, 1999 is as follows:

Net appreciation (depreciation) in fair value as determined by quoted market price:

U.S. government securities	$(2,980,701)

Corporate debt securities	(987,949)

Foreign debt securities	(243,118)

Corporate equity securities	149,962,397

Morgan Stanley International Magnum Fund	(3,198,259)

Putnam New Opportunities Fund	8,723,770

151,276,140

Net appreciation (depreciation) in fair value as determined by investee company:

BT Pyramid Broad Market Fixed Income Fund	4,367,131

BT Pyramid Equity Index Fund	114,958,006

119,325,137

Interest and dividends	59,087,752

Totals — Master Trust	$329,689,029

Plan interest in Master Trust	$319,843,175

5.   Tax Status

The Plan obtained its latest determination letter on August 18, 1998, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that, therefore, the Plan qualifies under Section 401(a) and the related trust is tax-exempt as of June 30, 1999. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.   Year 2000 Issues (Unaudited)

Certain software and hardware systems are time-sensitive. Older time-sensitive systems often use a two-digit dating convention (e.g. “00” rather than “2000”) that could result in system failure and disruption of operations as the year 2000 approaches. The Year 2000 problem will impact the Plan Sponsor, the trustee, recordkeeper, and investment managers, as well as their vendors and suppliers. Harris Corporation (“Company”) has determined its needs to replace or modify several of its software systems. The Company has identified exposure in various operating and business systems including financial and administrative functions. The Company has also initiated communications with suppliers and other relevant third parties to identify and minimize disruptions to the Company’s operations and to assist in resolving Year 2000 issues. However, there can be no certainty that the systems and products of other companies on which the Company and Plan relies will not have an adverse effect on the Company’s or Plan’s operations.

HARRIS CORPORATION RETIREMENT PLAN
Notes to Financial Statements
June 30, 1999 and 1998

7.   Subsequent Events

      Semiconductor business sale

In August 1999, Harris Corporation sold its Semiconductor business to Intersil Corporation. Substantially all employees of Harris Semiconductor were offered positions with Intersil. In October 1999 approximately $308 million, representing the value of the Harris Semiconductor employees’ participant accounts, was transferred from the Master Trust to T. Rowe Price, the Intersil Plan’s trustee, custodian, and recordkeeper. Intersil also became the plan sponsor of the Harris Corporation Union Retirement Plan effective with the sale. The assets of the Union plan, approximately $85 million, were also transferred to T. Rowe Price in October 1999.

      Lanier Worldwide, Inc. stock dividend

On November 5, 1999 Harris Corporation distributed one share of Lanier Worldwide, Inc. common stock for each share of Harris Corporation common stock owned to shareholders of record on November 1, 1999. Lanier Worldwide, Inc. common stock distributed to the Plan’s Harris Corporation Stock Fund was immediately sold with the proceeds of the sale used to purchase additional shares of Harris Corporation common stock.

SIGNATURES

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Harris Corporation Retirement Plan

/s/ Jeffrey Pratt Morrill Jeffrey Pratt Morrill Plan Administrator

      Date: December 22, 1999